InnerLight Holdings, Inc. 867 East 2260 South Provo, Utah 84606 ph: (801) 655-0605 fx: (801) 655-0621 www.innerlightinc.com

June 15, 2010

Securities and Exchange Commission
Washington, DC
To: Damon Colbert

RE:	InnerLight Holdings, Inc.
Registration No 333-152430

Responses to your comment letter dated May 12, 2010 regarding Post-effective amendment to Form S-1.

General

1.
InnerLight Holdings, Inc. (“InnerLight”) did not accept any stock subscriptions and did not sell any securities. The Company has no public shareholders. Any stock subscription funds received by the Company were refunded to the prospective subscribers.

2.
InnerLight’s public offering was withdrawn on the 270th day after becoming effective because the minimum subscription required by the offering was not received. InnerLight does not intend to file the deemed required reports in your comment. A major reason for updating the financials during the ‘money raising’ period of the offering would be to assist potential investors in making an informed decision. In this case there are no investors.

3.
InnerLight has no public shareholders, does not have any publicly traded shares, and is no longer attempting to raise money for an initial public offering. There are no potential investors who could make an informed decision based upon the InnerLight financials.

Sincerely,

/s/ Kevin Brogan
President and Chief Executive Officer
InnerLight Holdings, Inc.